                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                S C H E D U L E   13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. __)*


                             IBIS TECHNOLOGY CORPORATION
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                            Common Stock, $0.008 PAR VALUE
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                      450909106
                             ----------------------------
                                    (CUSIP Number)
                             Copy to:  Stephen A. Cohen, Esq.
Wheatley Partners, L.P.                Morrison Cohen Singer & Weinstein, LLP
80 Cuttermill Road, Suite 311          750 Lexington Avenue
Great Neck, New York 11021             New York, New York 10022
Telephone (516) 773-1024               Telephone (212) 735-8600

--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Persons
                  Authorized to Receive Notices and Communications)

                                  October 28, 1996
--------------------------------------------------------------------------------
                 (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following space     .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                           (Continued on following page(s))



                                     - 1 of 17 -

CUSIP
No. 450909106                            13D

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                                  Wheatley Partners, L.P.

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*          WC

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required                / /

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                               Delaware

--------------------------------------------------------------------------------
                   7    Sole Voting Power
                             360,000 shares                                  7%
--------------------------------------------------------------------------------
    Number of      8    Shared Voting Power
    Shares                      0 shares                                     0%
    Beneficially  -------------------------------------------------------------
    Owned By       9    Sole Dispositive Power
    Each                     360,000 shares                                  7%
    Reporting    --------------------------------------------------------------
    Person         10   Shared Dispositive Power
    With                        0 shares                                     0%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                               360,000 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                              7%

--------------------------------------------------------------------------------
14  Type of Reporting Person*                              PN

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--------------------------------------------------------------------------------


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     -  2 of 17 -

CUSIP
No. 450909106                            13D

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                                  Barry Rubenstein

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*          WC

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required                / /

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
                   7    Sole Voting Power
                                0 shares                                     0%
--------------------------------------------------------------------------------
    Number of      8    Shared Voting Power
    Shares                   360,000 shares                                  7%
    Beneficially  -------------------------------------------------------------
    Owned By       9    Sole Dispositive Power
    Each                        0 shares                                     0%
    Reporting    --------------------------------------------------------------
    Person         10   Shared Dispositive Power
    With                     360,000 shares                                  7%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                               360,000 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                              7%

--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                          IN

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--------------------------------------------------------------------------------



                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     -  3 of 17 -

CUSIP
No. 450909106                            13D

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                                       Irwin Lieber

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*          WC

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required                / /

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
                   7    Sole Voting Power
                                0 shares                                     0%
--------------------------------------------------------------------------------
    Number of      8    Shared Voting Power
    Shares                   360,000 shares                                  7%
    Beneficially  -------------------------------------------------------------
    Owned By       9    Sole Dispositive Power
    Each                        0 shares                                     0%
    Reporting    --------------------------------------------------------------
    Person         10   Shared Dispositive Power
    With                     360,000 shares                                  7%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                               360,000 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                              7%

--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                          IN

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--------------------------------------------------------------------------------



                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     - 4 of 17 -

CUSIP
No. 450909106                            13D

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                                       Barry Fingerhut

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*          WC

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required                / /

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
                   7    Sole Voting Power
                                0 shares                                     0%
--------------------------------------------------------------------------------
    Number of      8    Shared Voting Power
    Shares                   360,000 shares                                  7%
    Beneficially  -------------------------------------------------------------
    Owned By       9    Sole Dispositive Power
    Each                        0 shares                                     0%
    Reporting    --------------------------------------------------------------
    Person         10   Shared Dispositive Power
    With                     360,000 shares                                  7%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                       360,000 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                              7%

--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                          IN

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--------------------------------------------------------------------------------



                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     - 5 of 17 -

CUSIP
No. 450909106                            13D

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                                       Wheatley Partners LLC

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds*          WC

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required                / /

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                               Delaware

--------------------------------------------------------------------------------
                   7    Sole Voting Power
                                0 shares                                     0%
--------------------------------------------------------------------------------
    Number of      8    Shared Voting Power
    Shares                   360,000 shares                                  7%
    Beneficially  -------------------------------------------------------------
    Owned By       9    Sole Dispositive Power
    Each                        0 shares                                     0%
    Reporting    --------------------------------------------------------------
    Person         10   Shared Dispositive Power
    With                     360,000 shares                                  7%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                       360,000 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                              7%

--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                          OO

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--------------------------------------------------------------------------------



                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     - 6 of 17 -

CUSIP
No. 450909106                            13D

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                                       Seth Lieber

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*          WC

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required                / /

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
                   7    Sole Voting Power
                                0 shares                                     0%
--------------------------------------------------------------------------------
    Number of      8    Shared Voting Power
    Shares                   360,000 shares                                  7%
    Beneficially  -------------------------------------------------------------
    Owned By       9    Sole Dispositive Power
    Each                        0 shares                                     0%
    Reporting    --------------------------------------------------------------
    Person         10   Shared Dispositive Power
    With                     360,000 shares                                  7%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                       360,000 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                              7%

--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                          IN

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--------------------------------------------------------------------------------



                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     - 7 of 17 -

CUSIP
No. 450909106                            13D

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                                       Jonathan Leiber

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*
                             WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required                / /

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
                   7    Sole Voting Power
                                0 shares                                     0%
--------------------------------------------------------------------------------
    Number of      8    Shared Voting Power
    Shares                   360,000 shares                                  7%
    Beneficially  -------------------------------------------------------------
    Owned By       9    Sole Dispositive Power
    Each                        0 shares                                     0%
    Reporting    --------------------------------------------------------------
    Person         10   Shared Dispositive Power
    With                     360,000 shares                                  7%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                       360,000 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                              7%

--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                          IN

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--------------------------------------------------------------------------------



                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     - 8 of 17 -

CUSIP
No. 450909106                            13D

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                                       Matthew A. Smith

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*
                             WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required                / /

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
                   7    Sole Voting Power
                                0 shares                                     0%
--------------------------------------------------------------------------------
    Number of      8    Shared Voting Power
    Shares                   360,000 shares                                  7%
    Beneficially  -------------------------------------------------------------
    Owned By       9    Sole Dispositive Power
    Each                        0 shares                                     0%
    Reporting    --------------------------------------------------------------
    Person         10   Shared Dispositive Power
    With                     360,000 shares                                  7%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                       360,000 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                              7%

--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                          IN

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     - 9 of 17 -

    This statement, dated October 28, 1996, relates to the reporting persons' ownership of common stock of Ibis Technology Corporation (the "Issuer").

ITEM 1.  SECURITY AND ISSUER

         (a) Common Stock, $0.008 par value per share ("Common Stock"), (CUSIP No. 450909106);

              Ibis Technology Corporation
              32 Cherry Hill Drive
              Danvers, Massachusetts 01923


ITEM 2.  IDENTITY AND BACKGROUND

    1. (a) WHEATLEY PARTNERS, L.P., a limited partnership organized under the laws of the State of Delaware ("Wheatley").

         (b)  Address:       c/o Wheatley Partners LLC
                             80 Cuttermill Road, Suite 311
                             Great Neck, New York 11021

         (c)  Principal Business:   Investments
         (d)  No.
         (e)  No.

         Wheatley Partners LLC is the general partner of Wheatley. The limited partners of Wheatley include certain other investors.

    2. (a) BARRY RUBENSTEIN, a member and Chief Executive Officer of Wheatley Partners LLC, the general partner of Wheatley.

         (b)  Address:       68 Wheatley Road
                             Brookville, New York 11545

         (c) Principal Occupation: General partner of partnerships and limited partnerships engaged in the investment business.
         (d)  No.
         (e)  No.
         (f)  Citizenship:   United States.

    3. (a) IRWIN LIEBER, a member and President, Secretary and Treasurer of Wheatley Partners LLC, the general partner of Wheatley.


                                     - 10 of 17 -

         (b)  Address:       80 Cuttermill Road, Suite 311
                             Great Neck, New York 11021

         (c)  Principal Occupation:  Investment adviser.
         (c)  No.
         (d)  No.
         (e)  Citizenship:   United States.

    4. (a) BARRY FINGERHUT, a member and Executive Vice President of Wheatley Partners LLC, the general partner of Wheatley.

         (b)  Address:       80 Cuttermill Road, Suite 311
                             Great Neck, New York 11021

         (c)  Principal Occupation: Investment adviser.
         (d   No.
         (e)  No.
         (f)  Citizenship:   United States.

    5    (a)  WHEATLEY PARTNERS LLC, a limited liability company organized under the laws of the State of Delaware ("Wheatley LLC").

         (b)  Address:       80 Cuttermill Road, Suite 311
                             Great Neck, New York 11021

         (c)  Principal Business:  Investments.
         (d)  No.
         (e)  No.

         Wheatley LLC is the general partner of Wheatley.

    6.   (a)  SETH LIEBER, a member and an officer of Wheatley LLC.

         (b)  Address:       80 Cuttermill Road, Suite 311
                             Great Neck, New York 11021

         (c)  Principal Occupation:  Investments.
         (c)  No.
         (e)  No.
         (f)  Citizenship:   United States.

    7.   (a)  JONATHAN LIEBER, a member and an officer of Wheatley LLC.


                                     - 11 of 17 -

         (b)  Address:       80 Cuttermill Road, Suite 311
                             Great Neck, New York 11021

         (c)  Principal Occupation: Investments.
         (d)  No.
         (e)  No.
         (f)  Citizenship:   United States

    8.   (a)  MATTHEW A. SMITH, a member and an officer of Wheatley LLC.

         (b)  Address:       80 Cuttermill Road, Suite 311
                             Great Neck, New York 11021

         (c)  Principal Occupation: Investments.
         (d)  No.
         (e)  No.
         (f)  Citizenship:   United States


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         From September 20, 1996 through November 4, 1996, Wheatley made open market purchases of Common Stock of the Issuer. Wheatley obtained funds for the purchase of the Common Stock from its working capital.

         The amount of funds used in making the purchases of the Common Stock in the over-the-counter market is set forth below:

         NAME                          AMOUNT OF CONSIDERATION

         Wheatley Partners, L.P.            $3,011,125


ITEM 4. PURPOSE OF THE TRANSACTION. The reporting persons acquired their shares for purposes of investment. The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) The following list sets forth the aggregate number and percentage (based on 5,169,352 shares of Common Stock outstanding as reported by the Issuer in its 10-Q for the


                                     - 12 of 17 -
fiscal quarter ending June 30, 1996) of outstanding shares of Common Stock owned beneficially by each person named in Item 2, as of November 4, 1996:

                                    Shares of        Percentage of Shares of
                                 Common Stock              Common Stock
Name                          Beneficially Owned       Beneficially Owned
----                          ------------------       ------------------
Wheatley Partners, L.P.              360,000                   7%
Barry Rubenstein (1)                 360,000                   7%
Irwin Lieber (1)                     360,000                   7%
Barry Fingerhut (1)                  360,000                   7%
Wheatley Partners LLC (1)            360,000                   7%
Seth Lieber (1)                      360,000                   7%
Jonathan Lieber (1)                  360,000                   7%
Matthew A. Smith (1)                 360,000                   7%


         (b) Wheatley has sole power to vote and dispose of 360,000 shares of Common Stock, representing approximately 7% of the outstanding Common Stock.

         By virtue of being a member and an officer of Wheatley LLC, Barry Rubenstein may be deemed to have shared power to vote and dispose of 360,000 shares of Common Stock, representing approximately 7% of the outstanding Common Stock.

         By virtue of being a member and an officer of Wheatley LLC, Irwin Lieber may be deemed to have shared power to vote and dispose of 360,000 shares of Common Stock, representing approximately 7% of the outstanding Common Stock.

         By virtue of being a member and an officer of Wheatley LLC, Barry Fingerhut may be deemed to have shared power to vote and dispose of 360,000 shares of Common Stock, representing approximately 7% of the outstanding Common Stock.

         By virtue of being the General Partner of Wheatley, Wheatley LLC may be deemed to have shared power to vote and dispose of 360,000 shares of Common Stock, representing approximately 7% of the outstanding Common Stock.

         By virtue of being a member and an officer of Wheatley LLC, Seth Lieber may be deemed to have shared power to vote and dispose of 360,000 shares of Common Stock, representing approximately 7% of the outstanding Common Stock.



------------------------------
    (1) The reporting person disclaims beneficial ownership of these securities except to the extent of its or his equity ownership therein.

                                     - 13 of 17 -

         By virtue of being a member and an officer of Wheatley LLC, Jonathan Lieber may be deemed to have shared power to vote and dispose of 360,000 shares of Common Stock, representing approximately 7% of the outstanding Common Stock.

         By virtue of being a member and an officer of Wheatley LLC, Matthew A. Smith may be deemed to have shared power to vote and dispose of 360,000 shares of Common Stock, representing approximately 7% of the outstanding Common Stock.

         (c) The following is a description of all transaction in shares of Common Stock of the Issuer by the persons identified in Item 2 of this
Schedule 13D effected from September 2, 1996 through November 4, 1996 inclusive.

Name of                   Purchase or     Number of Shares     Purchase or
Shareholder                Sale Date    Purchased or (Sold)    Sale Price

Wheatley Partners, L.P.      9/20/96           5,500              $8.44
                             9/23/96           6,100              $8.50
                             9/25/96          35,000              $8.56
                             10/1/96           8,000              $8.56
                             10/3/96           2,500              $8.56
                            10/16/96         200,900              $8.50
                            10/28/96          62,000              $8.19
                            10/28/96          32,000              $7.81
                             11/4/96           8,000              $7.25


         Wheatley acquired the shares of Common Stock in the over-the-counter market.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e)       Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.


                                     - 14 of 17 -

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         EXHIBIT A - Agreement dated November 5, 1996 among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).



                                     - 15 of 17 -

                                      SIGNATURE

    After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, correct and complete.

Date:  November 5, 1996
                                  WHEATLEY PARTNERS, L.P.
                                  By: Wheatley Partners LLC, General Partner

                                  By:   s/Barry Rubenstein
                                     ------------------------------------------
                                  Barry Rubenstein, Chief Executive Officer


                                  WHEATLEY PARTNERS LLC
                                  By:   s/Barry Rubenstein
                                     ------------------------------------------
                                  Barry Rubenstein, Chief Executive Officer


                                        s/Barry Rubenstein
                                  ---------------------------------------------
                                       Barry Rubenstein, Individually


                                        s/Irwin Lieber
                                  ---------------------------------------------
                                       Irwin Lieber, Individually


                                        s/Barry Fingerhut
                                  ---------------------------------------------
                                       Barry Fingerhut, Individually


                                        s/Seth Lieber
                                  ---------------------------------------------
                                       Seth Lieber, Individually


                                        s/Jonathan Lieber
                                  ---------------------------------------------
                                       Jonathan Lieber, Individually

                                        s/Matthew A. Smith
                                  ---------------------------------------------
                                       Matthew A. Smith, Individually

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



                                     - 16 of 17 -